FOLEY
HOAG LLP

Seaport World Trade Center West
155 Seaport Boulevard
Boston, MA 02210-2600

617 832 1000 *main*
617 832 7000 *fax*

082-00145

08004721

Michelle Rosatto Donovan
Boston Office
617 832 1261
mdonovan@foleyhoag.com

September 2, 2008

SUPPL

SEC Mail
Mail Processing
Section

SEP - 2 2008

Washington, DC
109

By Hand

Securities and Exchange Commission
International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Velcro Industries N.V. Press Release

Dear Sir or Madam:

On behalf of our client, Velcro Industries N.V., a corporation organized under the laws of the Netherlands Antilles (the "Company"), and pursuant to paragraph (b)(1) of Rule 12g3-2 of the Rules and Regulations promulgated under the Securities Exchange Act of the 1934 (the "Rule"), I hereby furnish the Securities and Exchange Commission with one (1) copy of the following document:

- The press release issued announcing that Cohere Limited has instituted proceedings to acquire all shares it does not own.

Pursuant to paragraph (b)(5) of the Rule, the foregoing information is being furnished to the Commission with the express understanding that it shall not constitute an admission for any purpose whatsoever that the Company is subject to the Securities Exchange Act of 1934 or any of the Rules and Regulations promulgated and/or administered by the Commission thereunder.

Please feel free to contact me at (617) 832-1261 with any questions or concerns relating to these documents. Please acknowledge receipt by returning a copy of this letter in the enclosed envelope.

PROCESSED
SEP 05 2008
THOMSON REUTERS

Regards,

Michelle Rosatto Donovan

Michelle Rosatto Donovan

MRD
Enclosures
cc: Velcro Industries N.V.
Paul Bork

VELCRO INDUSTRIES N.V. ANNOUNCES THAT COHERE LIMITED HAS INSTITUTED PROCEEDINGS TO ACQUIRE ALL SHARES IT DOES NOT OWN

CURACAO, Netherlands Antilles – September 2, 2008 – **Velcro Industries N.V.** ("the Company") (NASDAQ: VELC), holding company for the Velcro companies and the industry leader in hook and loop fasteners, today announced that on September 1, 2008 Cohere Limited ("Cohere"), the holder of record of more than 95% of the shares of the Company's common equity, filed a petition under Article 2:250 of the Civil Code of the Netherlands Antilles (the "Petition") with the Court of First Instance of the Netherlands Antilles sitting in Curaçao (the "Court") seeking to allow Cohere to acquire all the issued Company shares, not currently held by Cohere, at US$21.00 per share or such other price as determined by the Court.

The Company, which is not a party to the proceeding initiated by the Petition, understands that the Court will issue a summons setting forth an appearance date (expected to be four months from the date the Petition was filed) and provide a copy of the Petition to each of the other shareholders of record of the Company at the time of the filing of the Petition. The other shareholders of record may appear in Court on such appearance date to oppose the Petition. If none of the other shareholders of record appear, the Court can render judgment by default. The Company will make available a copy of the Petition (in Dutch with English translation) to any shareholder of record, or any previously identified Non-Objecting Beneficial Owner of the Company's shares, upon written request.

The Company's Board of Directors has not approved the Petition and makes no recommendation to shareholders as to how to proceed. The Company suggests that shareholders read carefully all the information in the Petition and related materials and should consult with their own tax, financial and legal advisors.

Questions or written requests for a copy of the Petition and related materials may be directed to Peter A. Pelletier, the Company's Secretary and Treasurer, c/o Velcro Group Corporation, 406 Brown Avenue, Manchester, New Hampshire 03103, telephone (800) 225-0180, extension 4884.

About Velcro Industries N.V.

Velcro Industries N.V. (NASDAQ: VELC) is incorporated and domiciled in Curaçao, Netherlands Antilles as a Naamloze Vennootschap (public limited liability company) and acts as the holding company of the Velcro companies, which are primarily involved in the manufacturing and sales of VELCRO® and TEXACRO® brand fasteners, ULTRA-MATE® brand hook fasteners, and ONE-WRAP® brand straps throughout the world.

Forward-Looking Statements

This press release and the documents referenced herein may contain "forward-looking" statements and information, which involve risks and uncertainties. Actual future results may differ materially. Statements indicating that the Company "expects," "estimates," "believes," "is planning" or "plans to" are forward-looking, as are other statements concerning future financial results or other events that have not yet occurred. There are several important factors that could cause actual results or events to differ materially from those anticipated by the forward-looking statements.

END